Notice to ASX/LSE Notice of dividend currency exchange rates 2024 interim dividend 18 September 2024 On 31 July 2024 Rio Tinto announced an interim dividend of 177.00 US cents per share for the half year ended 30 June 2024 to be paid to shareholders of Rio Tinto plc and Rio Tinto Limited. Rio Tinto plc and Rio Tinto Limited shareholders who have elected to receive the interim dividends in US dollars and the American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 31 July 2024. The currency exchange rates applicable to shareholders who have elected to receive the interim dividend in pounds sterling, Australian dollars or New Zealand dollars are set out below. The rates used are the exchange rates applicable on 17 September 2024. Declared 2024 interim dividend Conversion rate Equivalent dividend amount 177.00 US cents 1.31865 134.228188 British pence 0.67635 261.698825 Australian cents 0.61920 285.852713 New Zealand cents The interim dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 26 September 2024. EXHIBIT 99.3

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com